

July 6, 2011

Via E-mail
Dr. Robert Melamede
President and CEO
Cannabis Science, Inc.
6946 North Academy Boulevard
Suite B # 254
Colorado Springs, Colorado 80918

> **Re: Cannabis Science, Inc.**
> **Amendment No. 2 to Information Statement on Schedule 14C**
> **Filed June 10, 2011**
> **File No. 0-28911**

Dear Dr. Melamede:

We have reviewed your amendment and your response letter filed June 10, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement on Schedule 14C

General

1. We re-issue the first bullet point of prior comment 1 from our letter to you dated May 19, 2011. Please indicate the Commission's current address at 100 F Street NE, Washington DC 20002.

2. We note that in response to prior comment 2 from our letter to you dated May 19, 2011, you disclose on page 6 that upon the creation of new Class A, you will increase the number of authorized Class B common shares to 850 million for potential conversion. Please explain why you also state that pursuant to the amendment of your Articles of Incorporation, you will be authorized to issue up to 250,000,000 shares of Class B common stock (our current class), on page 6 and elsewhere.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or me at (202) 551-3611 with any questions.

         Sincerely,

         /s/ A.N. Parker

         Anne Nguyen Parker
         Branch Chief

cc: Faiyaz Dean
   Dean Law Corp.